Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS

ENDED JUNE 30, 2020

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	June 30, 2020	March 31, 2020	June 30, 2019	March 31, 2020
	Income from operations
	a) Revenue	149,131	157,110	147,161	610,232
	b) Other operating income	97	395	699	1,144
	c) Foreign exchange gains/(losses), net	1,205	993	858	3,169

I	Total income from operations	150,433	158,498	148,718	614,545

	Expenses
	a) Purchase of stock-in-trade	1,766	2,937	2,984	9,360
	b) (Increase)/Decrease in inventories of finished goods and stock-in-trade	176	208	(233)	2,022
	c) Employee benefit expense	80,262	85,448	77,476	326,571
	d) Depreciation, amortization and impairment	6,154	5,798	4,955	20,862
	e) Sub-contracting/ technical fees	21,218	22,771	22,563	90,521
	f) Facility expenses	4,627	5,071	4,733	19,733
	g) Travel	1,290	4,031	4,633	18,169
	h) Communication	1,354	1,317	1,136	4,812
	i) Legal and professional fees	1,311	1,256	1,096	4,733
	j) Marketing and brand building	129	579	772	2,532
	k) Lifetime expected credit loss	1,589	394	531	1,043
	l) Other expenses	3,619	2,299	2,699	8,457

II	Total expenses	123,495	132,109	123,345	508,815

III	Finance expenses	1,299	1,653	1,584	7,328
IV	Finance and Other Income	5,281	4,907	6,947	24,081
V	Share of net profit/(loss) of associates accounted for using the equity method	31	13	(16)	29

VI	Profit before tax [I-II-III+IV+V]	30,951	29,656	30,720	122,512

VII	Tax expense	6,838	6,205	6,699	24,799

VIII	Net profit for the period [VI-VII]	24,113	23,451	24,021	97,713

IX	Total Other comprehensive income	4,989	1,724	1,290	4,613

	Total comprehensive income for the period [VIII+IX]	29,102	25,175	25,311	102,326

X	Profit for the period attributable to:
	Equity holders of the Company	23,902	23,260	23,874	97,218
	Non-controlling Interest	211	191	147	495

		24,113	23,451	24,021	97,713

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	28,955	24,880	25,178	101,673
	Non-controlling Interest	147	295	133	653

		29,102	25,175	25,311	102,326

XI	Paid up equity share capital (Face value ₹ 2 per share)	11,429	11,427	12,071	11,427

XII	Reserves excluding revaluation reserves and Non-controlling Interest as per balance sheet				546,031

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)

(EPS for the three months ended is not annualized)
Basic (in ₹)	4.20	4.09	3.97	16.67
Diluted (in ₹)	4.19	4.07	3.96	16.62

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2020 have been approved by the Board of Directors of the Company at its meeting held on July 14, 2020. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at June 30, 2020 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA

		Rational Interaction, Inc. **	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.

	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania
Wipro IT Services SE (formerly Wipro Cyprus SE)			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro HR Services India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, Appirio, Inc, International TechneGroup Incorporated and Rational Interaction, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Cellent GmbH	Germany
		Cellent GmbH	Austria
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio Ltd (UK)	U.K.
Rational Interaction, Inc.			USA
	Rational Consulting Australia Pty Ltd		Australia
	Rational Interaction Limited		Ireland

As at June 30, 2020 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities or departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2020, March 31, 2020 and June 30, 2019, and year ended March 31, 2020 are as follows:

Particulars	Three months ended			Year ended
	June 30, 2020	March 31, 2020	June 30, 2019	March 31, 2020
	Audited	Audited	Audited	Audited

Revenue
IT Services
BFSI	44,828	46,690	45,395	184,457
Health BU	19,760	20,589	18,871	78,240
CBU	23,179	25,669	22,366	97,008
ENU	19,279	19,570	18,432	76,443
TECH	19,670	19,503	18,660	75,895
MFG	11,820	12,486	11,336	48,158
COMM	7,420	8,453	8,454	33,840

Total of IT Services	145,956	152,960	143,514	594,041

IT Products	2,258	2,792	2,409	11,010
ISRE	2,117	2,341	2,143	8,400
Reconciling Items	5	10	(47)	(50)

Total Revenue	150,336	158,103	148,019	613,401

Other operating Income
IT Services	97	395	699	1,144

Total Other Operating Income	97	395	699	1,144

Segment Result
IT Services
BFSI	8,517	8,144	9,335	34,132
Health BU	2,728	3,049	2,929	12,027
CBU	4,419	4,546	3,506	16,729
ENU	3,569	3,766	2,196	12,176
TECH	4,167	3,906	3,526	14,312
MFG	2,228	2,336	2,092	9,252
COMM	891	1,330	1,518	5,336
Unallocated	1,206	(547)	720	2,577
Other Operating Income	97	395	699	1,144

Total of IT Services	27,822	26,925	26,521	107,685

IT Products	124	116	(407)	(282)
ISRE	(100)	(481)	(636)	(1,822)
Reconciling Items	(908)	(171)	(105)	149

Total	26,938	26,389	25,373	105,730

Finance Expense	(1,299)	(1,653)	(1,584)	(7,328)
Finance and Other Income	5,281	4,907	6,947	24,081
Share of net profit/ (loss) of associates accounted for using the equity method	31	13	(16)	29

Profit before tax	30,951	29,656	30,720	122,512

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	During the three months ended June 30, 2020, the Company has contributed ₹ 991 towards COVID-19 and is reported in Reconciling items.

c)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

d)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues

e)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 1,205, ₹ 993 and ₹ 858 for the three months ended June 30, 2020, March 31, 2020 and June 30, 2019, respectively, and ₹ 3,169 for the year ended March 31, 2020, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

f)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in Reconciling items.

g)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under Reconciling items.

h)

Other operating income of ₹ 97, ₹ 395, and ₹ 699 is included as a part of IT Services segment results for the three months ended June 30, 2020, March 31, 2020 and June 30, 2019, respectively, and ₹ 1,144 for the year ended March 31, 2020. Refer to Note 6

i)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 401, ₹ 383, and ₹ 427, for the three months ended June 30, 2020, March 31, 2020 and June 30, 2019, respectively, and ₹ 1,229 for the year ended March 31, 2020. The share-based compensation expense pertaining to other segments is not material.

6.	Other operating income

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 97, ₹ 395, and ₹ 597 for the three months ended June 30, 2020, March 31, 2020 and June 30, 2019, respectively, and ₹ 992 for the year ended March 31, 2020 has been recognized under other operating income.

The Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden during the year ended March 31, 2020. Gain arising from such transaction of ₹ 102 and ₹ 152 for the three months ended June 30, 2019 and year ended March 31, 2020, respectively has been recognized under other operating income.

7.

On July 13, 2020, the Company entered into a definitive agreement to acquire IVIA Serviços de Informática Ltda., a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil, for a consideration of BRL 120 million (USD 22.4 million). The acquisition is subject to customary closing conditions and is expected to close in the quarter ending September 30, 2020.

By order of the Board,		For, Wipro Limited

Place:	Bengaluru	Rishad A. Premji
Date:	July 14, 2020	Chairman